June 26, 2008

Gregory R. Andrews
Executive Vice President and Chief Financial Officer
Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, FL 33179

Re: Equity One, Inc
       File No. 001-13499
       Form 10-K for Fiscal Year Ended
       December 31, 2007
       Form 10-Q for the Quarterly Period Ended
       March 31, 2008

Dear Mr. Andrews:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Kevin Woody
                              Accounting Branch Chief